SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
DIVISION OF MARKET REGULATION


07002930

SECURITIES AND EXCHANGE COMMISSION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 29671 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Concepts Capital Corp

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 North Jog Road
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418-3764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Rittman 561-472-2048
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Two South Biscayne Blvd., Suite 2800, Miami, FL 33131
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Denis Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Concepts Capital Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


IRENE JUDITH YANNETT
MY COMMISSION EXPIRES
March 12, 2009
#DD 371375
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**KPMG LLP**
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

## Independent Auditors' Report

The Board of Directors
Money Concepts Capital Corp.:

We have audited the accompanying statements of financial condition of Money Concepts Capital Corp. (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2007
Certified Public Accountants

**MONEY CONCEPTS CAPITAL CORP.**
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Financial Condition

December 31, 2006 and 2005

| **Assets** | | **2006** | **2005** |
|---|---|---|---|
| Cash and cash equivalents | $ | 1,608,506 | 920,678 |
| Commissions receivable | | 1,267,596 | 1,531,488 |
| Note receivable | | 100,833 | — |
| Deposit with clearing broker | | 25,000 | 25,000 |
| Prepaid expenses and other assets | | 22,493 | 5,661 |
| Deferred tax asset, net | | 298,994 | 138,331 |
| | $ | 3,323,422 | 2,621,158 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Commissions payable | $ | 1,166,081 | 1,077,000 |
| Accounts payable and accrued expenses | | 557,731 | 371,728 |
| Deferred lease incentive | | 273,116 | — |
| Income tax payable to Parent | | 198,632 | 107,195 |
| Total liabilities | | 2,195,560 | 1,555,923 |
| Stockholder's equity: | | | |
| Common stock, no par value, stated value of $100 per share. Authorized, issued, and outstanding 100 shares | | 10,000 | 10,000 |
| Additional paid-in capital | | 40,000 | 40,000 |
| Retained earnings | | 1,077,862 | 1,015,235 |
| Total stockholder's equity | | 1,127,862 | 1,065,235 |
| | $ | 3,323,422 | 2,621,158 |

See accompanying notes to financial statements.

**MONEY CONCEPTS CAPITAL CORP.**
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Operations

Years ended December 31, 2006 and 2005

| | 2006 | 2005 |
|---|---|---|
| Revenue: | | |
| Sales commissions | $ 23,930,256 | 22,957,540 |
| Investment advisory fees | 12,921,714 | 11,199,807 |
| Interest | 60,151 | 30,546 |
| Total revenue | 36,912,121 | 34,187,893 |
| Expenses: | | |
| Commissions on sales and investment advisory fees | 28,899,074 | 26,590,128 |
| Salaries and employee benefits | 4,272,862 | 3,784,576 |
| Office expenses | 1,270,595 | 1,315,321 |
| Management fees to Parent | 1,476,485 | 1,709,395 |
| Bank charges | 62,223 | 58,224 |
| Clearing expenses | 330,134 | 340,436 |
| Professional fees | 387,222 | 122,669 |
| Other expenses | 112,930 | 102,798 |
| Total expenses | 36,811,525 | 34,023,547 |
| Income before income taxes | 100,596 | 164,346 |
| Income tax expense | 37,969 | 62,500 |
| Net income | $ 62,627 | 101,846 |

See accompanying notes to financial statements.

**MONEY CONCEPTS CAPITAL CORP.**
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2006 and 2005

| | | Common stock | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance, December 31, 2004 | $ | 10,000 | 40,000 | 913,389 | 963,389 |
| Net income | | — | — | 101,846 | 101,846 |
| Balance, December 31, 2005 | | 10,000 | 40,000 | 1,015,235 | 1,065,235 |
| Net income | | — | — | 62,627 | 62,627 |
| Balance, December 31, 2006 | $ | 10,000 | 40,000 | 1,077,862 | 1,127,862 |

See accompanying notes to financial statements.

**MONEY CONCEPTS CAPITAL CORP.**
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

| | | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 62,627 | 101,846 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Deferred taxes | | (160,663) | (44,695) |
| Changes in operating assets and liabilities: | | | |
| Commissions receivable | | 263,892 | (1,039,103) |
| Prepaid expenses and other assets | | (16,832) | (2,180) |
| Due from affiliate | | — | 496,274 |
| Commissions payable | | 89,081 | 821,646 |
| Accounts payable and accrued expenses | | 186,003 | 118,190 |
| Income tax payable to Parent | | 91,437 | (132,051) |
| Net cash provided by operating activities | | 515,545 | 319,927 |
| Cash flows from investing activities: | | | |
| Increase in note receivable | | (100,833) | — |
| Net cash used in investing activities | | (100,833) | |
| Cash flows from financing activities: | | | |
| Deferred lease incentive, net | | 273,116 | — |
| Net cash provided by financing activities | | 273,116 | — |
| Net increase in cash and cash equivalents | | 687,828 | 319,927 |
| Cash and cash equivalents, beginning of year | | 920,678 | 600,751 |
| Cash and cash equivalents, end of year | $ | 1,608,506 | 920,678 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for income taxes | $ | 107,195 | 194,551 |

See accompanying notes to financial statements.

## (1) Organization and Summary of Significant Accounting Policies

### *(a) Organization*

Money Concepts Capital Corp. (the Company) is a registered broker/dealer and investment adviser (Money Concepts Capital Corp., also d/b/a Money Concepts Advisory Service), and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Money Concepts International, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

### *(b) Use of Estimates*

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles and general practice within the brokerage industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and revenue and expenses for the periods. Actual results could differ from those estimates.

### *(c) Revenue and Expense Recognition*

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

### *(d) Income Taxes*

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

### *(e) Cash Equivalents*

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

*(f) Fair Value of Financial Instruments*

The financial instruments of the Company are reported in the statements of financial condition at fair value or at carrying amounts that approximate fair values due to the short-term maturity of these instruments. Cash and cash equivalents, commissions receivable, note receivable, deposits, commissions payable, accounts payable and accrued expenses, and income tax payable to Parent are reflected in the financial statements at cost, which approximates fair value due to the short-term nature of these accounts.

**(2) Net Capital Requirements**

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2006 and 2005, the Company's net capital was $601,632 and $810,780, respectively, which was $455,261 and $707,052 in excess of its required net capital of $146,371 and $103,728, respectively. The Company's net capital ratio was 3.65 to 1 at December 31, 2006 and 1.92 to 1 at December 31, 2005.

**(3) Related-Party Transactions**

The Company paid approximately $290,000 and $432,000 during fiscal year 2006 and 2005, respectively, for rent to the Parent. These amounts are included in office expenses in the statements of operations. The lease is month-to-month and may be canceled at any time.

The Company has a management agreement with the Parent that requires the Company to pay the Parent 4% of total revenue of the Company, until such agreement is canceled by the Parent. During 2005, the management agreement required the Company to pay the Parent a fee equal to 5% of total revenue. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, and independent agent recruiting and training, among other items. During the years ended December 31, 2006 and 2005, the Company paid management fees of $1,476,485 and $1,709,395, respectively, to the Parent.

**(4) Defined Contribution Plan**

The Company makes contributions to a defined contribution plan, which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2006 and 2005, the Company contributed approximately $106,000 and $100,000, respectively, to this plan.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Notes to Financial Statements

December 31, 2006 and 2005

## (5) Income Taxes

Income tax expense (benefit) attributable to income from operations consists of:

| | Current | Deferred | Total |
|---|---|---|---|
| Year ended December 31, 2006: | | | |
| U.S. federal | $ 169,600 | (137,180) | 32,420 |
| State and local | 29,032 | (23,483) | 5,549 |
| | $ 198,632 | (160,663) | 37,969 |

| | Current | Deferred | Total |
|---|---|---|---|
| Year ended December 31, 2005: | | | |
| U.S. federal | $ 91,467 | (38,162) | 53,305 |
| State and local | 15,728 | (6,533) | 9,195 |
| | $ 107,195 | (44,695) | 62,500 |

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

| | 2006 | 2005 |
|---|---|---|
| Tax expense at statutory federal income tax rate | $ 34,203 | 55,879 |
| State income taxes, net of federal benefit | 3,662 | 6,069 |
| Nondeductible meals and entertainment and other | 104 | 552 |
| | $ 37,969 | 62,500 |

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2006 and 2005 is as follows:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax asset: | | |
| Deferred revenue | $ 167,504 | 114,436 |
| Accrued expenses | 28,717 | 23,895 |
| Deferred lease incentive | 102,773 | — |
| Total gross deferred tax asset | 298,994 | 138,331 |
| Less valuation allowance | — | — |
| Net deferred tax asset | $ 298,994 | 138,331 |

**(6) Commitments and Contingencies**

The Company is subject to lawsuits, claims, and other complaints arising out of the ordinary conduct of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Future minimum rental commitments under noncancelable operating leases for equipment, are as follows:

| Year ending December 31: | | |
|---|---|---|
| 2007 | $ | 326,934 |
| 2008 | | 326,934 |
| 2009 | | 144,650 |
| Total (not reduced by deferred lease incentive of $273,116) | $ | 798,518 |

Rental expense for equipment was $148,732 and $137,189 for the years ended December 31, 2006 and 2005, respectively.

Schedule I

**MONEY CONCEPTS CAPITAL CORP.**
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2006

| | | | | |
|---|---|---|---|---|
| Computation of net capital: | | | | |
| Total stockholder's equity qualified for net capital | | | $ | 1,127,862 |
| Deduct nonallowable assets and other deductions and/or charges: | | | | |
| Nonallowable assets: | | | | |
| Certain commissions receivable, net of certain commissions payable | $ | 58,910 | | |
| Note receivable | | 100,833 | | |
| Prepaid expenses and other assets | | 22,493 | | |
| Deferred tax asset | | 298,994 | | |
| Fidelity bond deductible | | 45,000 | | |
| Total nonallowable assets | | | | 526,230 |
| Net capital | | | $ | 601,632 |
| Amounts included in total liabilities which represent aggregate indebtedness – commissions payable, accounts payable and accrued expenses, deferred lease incentive, and income tax payable to Parent | | | $ | 2,195,560 |
| Computation of basic net capital requirement: | | | | |
| Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | | | $ | 146,371 |
| Excess net capital | | | $ | 455,261 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | | | $ | 382,076 |
| Ratio of aggregate indebtedness to net capital | | | | 3.65 |

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

**Schedule II**

**MONEY CONCEPTS CAPITAL CORP.**
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2006

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the unaudited Form X-17A-5, Part IIA filing as of December 31, 2006.

See accompanying independent auditors' report.

Schedule III

**MONEY CONCEPTS CAPITAL CORP.**
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2006

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing, an affiliate of the Bank of New York, on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.



**KPMG LLP**
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

**Independent Auditors' Report on
Internal Control Required by Rule 17a-5 of
the Securities Exchange Act of 1934**

The Board of Directors
Money Concepts Capital Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Money Concepts Capital Corp. (the Company), (a wholly owned subsidiary of Money Concepts International, Inc.) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2007
Certified Public Accountants



END